UNITED STATES
(Check One):                  SECURITIES AND EXCHANGE COMMISSION
    |_|  Form 10-K                  Washington, D.C. 20549
    |_|  Form 20-F
    |_|  Form 11-K                        FORM 12b-25
    |X|  Form 10-Q
    |_|  Form 10-D
    |_|  Form N-SAR
    |_|  Form N-CSR





                          NOTIFICATION OF LATE FILING

                          For Period Ended:  September 30, 2006
                                            --------------------
                          |_|  Transition Report on Form 10-K
                          |_|  Transition Report on Form 20-F
                          |_|  Transition Report on Form 11-K
                          |_|  Transition Report on Form 10-Q
                          |_|  Transition Report on Form N-SAR

                          For the Transition Period Ended:
                                                           --------------------

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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  PART I -- REGISTRANT INFORMATION


                      Metromedia International Group, Inc.
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                             Full Name of Registrant

                             8000 Tower Point Drive
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            Address of Principal Executive Office (Street and Number)

                               Charlotte, NC 28227
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                            City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |  (a) The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    |  (b) The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
    |      thereof, will be filed on or before the fifteenth calendar day
|_| |      following the prescribed due date; or the subject quarterly report or
    |      transition report on Form 10-Q or subject distribution report on Form
    |      10-D, or portion thereof, will be filed on or before the fifth
    |      calendar day following the prescribed due date; and
    |  (c) The accountant's statement or other exhibit required by Rule
    |      has been attached if 12b-25(c) applicable.
    |

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

     Metromedia International Group, Inc. (the "Registrant") is unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006 (the "2006 Q3 Quarterly Report"). The reason for the delay in the filing of the 2006 Q3 Quarterly Report is due to the additional time and effort that has been required for the Registrant to restate its previously issued financial statements as of December 31, 2003 and for the years ended December 31, 2003 and 2002 and the quarters ended March 31, June 30 and September 30, 2004 and 2003 (the "Restatement Process") and to prepare and finalize the Annual Report on Form 10-K for the year ended December 31, 2004 (the "2004 Form 10-K"), the Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30, and September 30, 2005 (the "2005 Quarterly Reports"), the Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 Form 10-K") and the Quarterly Report on Form 10-Q for the fiscal quarters ended March 31 and June 30, 2006 (the "2006 Quarterly Reports" and collectively, the "Periodic Reports").

     At present, the Registrant cannot predict with confidence when it will file the Periodic Reports and thus its 2006 Q3 From 10-Q. The filing of the Registrant's 2004 Form 10-K and the 2005 Quarterly Reports with the SEC, along with the Registrant's completion of its work effort for compliance with Section 404, "Management Assessment of Internal Controls" of the Sarbanes-Oxley Act of 2002, are a prerequisite for the filing of the 2005 Form 10-K, all of which must be filed prior to the filing of the 2006 Quarterly Reports and the 2006 Q3 Quarterly Report.

     The Registrant believes that the work effort associated with the Restatement Process is substantially complete. However, the Registrant cannot provide assurance that additional significant work effort will not be required associated with the Restatement Process since the Registrant's independent auditors have not yet completed their review work effort.

     In regards to the 2005 Quarterly Reports and 2005 Form 10-K, the Registrant is in the early stage of the preparation and finalization of its consolidated financial results for the respective accounting periods. This situation is principally the result of the Restatement Process, since corporate finance personnel have not been able to spend sufficient time assisting the business venture finance personnel in their U.S. GAAP reporting workflow efforts.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Harold F. Pyle, III                 704                  321-7380
-------------------------------  ------------------    ---------------------
            (Name)                   (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |_| Yes |X| No

          The Registrant has been unable to fully complete the preparation of its consolidated financial statements and footnote disclosures for its fiscal year 2004 annual audit, as required for the filing of its 2004 Form 10-K, and thus the Company has not filed the Periodic Reports.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant anticipates that its 2006 financial results will differ significantly from previously issued financial statements, since the following significant events occurred since the last issued financial results as of September 30, 2004:

o The Registrant disposed of its 71% interest in PeterStar in August 1, 2005, for cash consideration of $215.0 million, and as a result:

     o The Registrant will record a gain in excess of $100.0 million in the third quarter of 2005; and

     o The Registrant redeemed its outstanding $152.0 million 10 1/2% Senior Notes in early August 2005 using a portion of the cash proceeds from the sale of PeterStar.

o The Registrant changed its effective ownership interests in certain of its Georgian business ventures in 2005 and 2006, as follows:

     o Magticom by 8.3% during the first quarter of 2005 at a cost of $23.1 million and further increased its effective ownership interest in Magticom by 7.3% during the third quarter of 2005 at a cost of $21.5 million;

     o Telecom Georgia by 51.0% during the first quarter of 2005 at a cost of $5.0 million;

     o In July 2006, the Company sold a 60% effective ownership interest in Telecom Georgia and acquired a 26% effective ownership interest in Telenet, a Georgian fixed line telephony and data communication operation, for a net cash outlay of $0.5 million; and

     o In October 2006, a 25.6% owned subsidiary of the Company acquired a 19% ownership interest in Telecom Georgia for $0.7 million thereby increasing the Company's economic interest in Telecom Georgia to 25.6%.

     On October 2, 2006, the Registrant released preliminary unaudited results of its Magticom business as of and for the year ended December 31, 2005, which were included in a Current Report on Form 8-K filed on October 2, 2006. Such results indicated an increase of 43% in revenues from $102.0 million to $146.1 million for the years ended December 31, 2004 and 2005, respectively. Such results indicated an increase of 26% in net income from $50.3 million to $63.4 million for the years ended December 31, 2004 and 2005, respectively. Further information in regards to such results are included in the Form 8-K filed on October 2, 2006.

     The Registrant cannot currently provide reasonable estimates for its 2005 financial results due to the following:

     o The Registrant has not yet completed the restatement of its prior year financial statements; and

     o The Registrant's corporate finance team has not finalized its review and analysis of the Telecom Georgia 2005 financial results.

     Lastly, on October 2, 2006, the Registrant announced the execution of a letter of intent (the "Offer Agreement") in respect of an offer it received to acquire all of the Registrant's business interests in Georgia for a cash purchase price of $480 million from a group of investors comprised of Istithmar PJSC, a privately incorporated investment company based in Dubai, United Arab Emirates ("Istithmar"), Salford Georgia, the Georgian office of Salford Capital Partners Inc., a private equity and investment management company based in London ("Salford"), and Emergent Telecom Ventures Limited, a communications merchant bank registered in Geneva, Switzerland ("Emergent" and together with Istithmar and Salford, the "Offering Group").

     Subsequent to October 2, 2006, Istithmar informed the Registrant that it is not going to participate in the proposed transaction and has assigned its proposed stake in the Offering Group to the other members of such group on a pro rata basis. The Registrant received a letter dated October 28, 2006 from Salford and Emergent, the remaining two members of the Offering Group, in which Salford and Emergent confirmed that (i) they are still interested in proceeding with the proposed transaction on the terms contemplated by the Offer Agreement and (ii) Salford has agreed to assume the stake of Istithmar in the Offering Group. The proposed purchase price will be funded by equity commitments from Salford and Emergent, with such equity presently contemplated to be funded 90% by Salford and 10% by Emergent and with the possibility of third parties being invited to join the Offering Group by the remaining members of such group (subject to the prior written consent of the Registrant).

     If a binding sale and purchase agreement were to be executed with the Offering Group, the Registrant intends to undertake the sale to the Offering Group through a court supervised auction conducted in accordance with section 363 of 11 U.S.C. ss.ss. 101 et seq (the "Code") in a case to be filed in the United States Bankruptcy Court for the District of Delaware (the "Wind-Up").

     There can be no assurance that any transaction with the Offering Group or any other party concerning the Registrant and/or any of its assets will take place nor can any assurance be given with respect to the timing or terms of any such transaction. Also, since the negotiations are ongoing between the parties, it is possible that terms of any binding sale and purchase agreement ultimately executed may differ in certain material respects from terms described herein. Details of the terms of a final agreement, if any, reached between the Registrant and the Offering Group or some third party will be disclosed upon the execution of definitive agreements.

                      Metromedia International Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.





Date:     November 13, 2006        By:  /S/ HAROLD F. PYLE III
      ------------------------          ---------------------------------------
                                        Harold F. Pyle, III
                                        Executive Vice President Finance, Chief
                                        Financial Officer and Treasurer